As Filed with the Securities
                                       and Exchange Commission
                                               on May 30, 2000

              U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549
                         FORM U-9C-3



                QUARTERLY REPORT PURSUANT TO RULE 58 OF
            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

             For the quarterly period ended March 31, 2000


                             Conectiv
                (Name of Registered Holding Company)

                          800 King Street
                        Wilmington, DE 19899
             (Address of Principal Executives Offices)



                  Inquiries concerning this Form U-9C-3 may
                              be directed to either:

                             Peter F. Clark
                            General Counsel
                                Conectiv
                              800 King Street
                           Wilmington, DE 19899

                                   or


                               Philip S. Reese
                         Vice President and Treasurer
                                  Conectiv
                               800 King Street
                             Wilmington, DE 19899
                               (302) 429-3884

                                 Conectiv
                                FORM U-9C-3
                      For the Quarter Ended March 31, 2000

                              Table of Contents

                                                            Page

Item 1. Organization Chart                                    1

Item 2. Issuance and Renewals of Securities and Capital
         Contributions                                        1

Item 3. Associated Transactions                               1

Item 4. Summary of Aggregate Investment                       2

Item 5. Other Investments                                     3

Item 6. Financial Statements and Exhibits                     3

SIGNATURE                                                     4

Item 1. - ORGANIZATION CHART

                                                                 Percentage
                    Energy or                                    of Voting
Name of               Gas         Date of       State of         Securities
Reporting Company    Related     Organization  Organization          Held       Nature of
                     Company                                                     Business

None




Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
CONTRIBUTIONS

CAPITIAL CONTRIBUTIONS:

                                                    Principal Amount of   Person to Whom
Company Issuing         Type of Security               Security          Security Was
Security                 Issued                                             Issued


None



Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

 NONE

Part II - Transactions performed by associate companies on behalf of reporting companies.



                                              Types of            Direct Costs    Total amount
Associate Company      Reporting Company      Services               Charged           Billed
Rendering Services     Receiving Services
Conectiv Resource    Conectiv Operating        Core Business Support,    *            *
Partners, Inc.       Services Company          Financial services,
                                               Legal, Marketing,
                                               Environmental,
                                               Executive Management

Conectiv Resource     Conectiv Energy          Core Business Support,    *            *
Partners, Inc.        Supply, Inc              Financial services,
                                               Legal, Marketing,
                                               Executive Management
Conectiv Resource     Delmarva Services        Financial, Executive
Partners, Inc.                                 Management  and
                                               Corporate  services       *           *

Conectiv Resource     Enerval                  Core Business
Partners, Inc.                                 Support, Financial
                                               Services                  *           *

Conectiv Resource     Conectiv Thermal        Procurement & Corp
Partners, Inc.        Systems, Inc.           Services, Financial
                                              Services, Legal,
                                              Marketing,
                                              Information,
                                              Communications
                                              Services
                                              Environmental,
                                              Executive Management       *           *

Conectiv Resource      DCTC Burney Inc.        Core Business
Partners, Inc.                                 Support, Legal              *            *

* Confidential Treatment Requested


Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization as of March 31, 2000     $3,532,782    Line 1

Total capitalization multiplied by 15%                      $ 529,917    Line 2
           (Line 1 multiplied by 0.15)
Greater of $50 million or line 2                            $ 529,917    Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(ii)  (1)       *
Energy-related business Category - Rule 58(b)(1)(v)   (2)       *
Energy-related business Category - Rule 58(b)(1)(vi)  (3)       *
Energy-related business Category - Rule 58(b)(1)(vii) (4)       *

Total current aggregate investment                              *        Line 4

Difference between the greater of $50 million or 15% of
Capitalization and the total aggregate investment of the
Registered holding company system   (line 3 less line 4)       **        Line 5


* Confidential Treatment Requested

** Effective August 10, 1999 indirect ownership of EnerTech
Capital Partner, L.P.
("EnerTech") was transferred to Conectiv Solutions LLC pursuant to an order dated August 10, 1999. EnerTech no longer derives predominantly all revenues from investments in companies engaged in electric technologies and will no longer be considered a Rule 58 company.

(1) Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations;

(2) Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction;

maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.



Investments in gas-related companies:
NONE


Item 5. - OTHER INVESTMENTS

Major Line of       Other Investment in      Other Investment in    Reason for Difference
Energy-Related      Last U-9C-3 Report       this U-9C-3 Report     in Other Investment
Business
NONE





Item 6. - FINANCIAL STATEMENTS AND EXHIBITS


A.     Financial Statements:

Exhibit A-1. Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-Q for the period ended March 31, 2000.)



B.        Exhibits:



          Exhibit B-2.      Certificate of Conectiv.

                                  SIGNATURE


         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                         Conectiv


                                       By:/s/Philip S. Reese
                                             Philip S. Reese
                                             Vice President and Treasurer




May 30, 2000